UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): **October 20, 2009**

HNI Corporation
(Exact Name of Registrant as Specified in Charter)

Iowa	**1-14225**	**42-0617510**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

408 East Second Street, P.O. Box 1109, Muscatine, Iowa 52761-0071
(Address of Principal Executive Offices, Including Zip Code)

Registrant's telephone number, including area code: **(563) 272-7400**

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions (*see* General Instruction A.2.):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 2 — Financial Information

Item 2.02 Results of Operations and Financial Condition.

On October 21, 2009, HNI Corporation (the "Corporation") issued a press release announcing its financial results for the third quarter of fiscal 2009. A copy of the press release is attached hereto as Exhibit 99.1.

The information with respect to Item 2.02 in this Current Report on Form 8-K and the attached Exhibit shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Section 5 — Corporate Governance and Management

Item 5.02   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers

On October 20, 2009, Joseph E. Scalzo submitted his resignation from the Corporation's Board of Directors to be effective after the Corporation's Board of Directors' meeting on November 19, 2009, due to time demands of Mr. Scalzo's new position as Chief Operating Officer of Dean Foods Company.

Section 9 — Financial Statements and Exhibits

Item 9.01   Financial Statements and Exhibits.

<u>Exhibit No.</u>	<u>Description</u>
99.1	Text of press release dated October 21, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HNI CORPORATION

Date: October 21, 2009

By /s/ Steven M. Bradford

Steven M. Bradford
Vice President, General Counsel and Secretary

Exhibit Index

Exhibit No.   **Description**

99.1   Text of press release dated October 21, 2009.

EXHIBIT 99.1



News Release

For Information Contact:
Marshall H. Bridges, Treasurer and Vice President, Corporate Finance (563) 272-4844
Kurt A. Tjaden, Vice President and Chief Financial Officer (563) 272-7400

HNI CORPORATION ANNOUNCES RESULTS FOR THIRD QUARTER FISCAL 2009

MUSCATINE, Iowa (October 21, 2009) – **HNI Corporation** (NYSE: HNI) today announced sales of $454.0 million and net income of $17.6 million or $0.39 per diluted share for the third quarter ending October 3, 2009. Included in third quarter results are charges related to the shutdown of three office furniture manufacturing plants and restructuring of hearth operations. Net income per diluted share for the quarter was $0.47 on a non-GAAP basis excluding restructuring and transition costs.

Third Quarter Summary Comments
"Our strong third quarter profitability demonstrates the power of our reset cost structure. Our members have done an outstanding job of attacking costs and increasing efficiency throughout the corporation. We increased profitability and generated almost twice as much operating cash flow during the quarter despite the challenging market and revenue down almost 32 percent," said Stan Askren, HNI Corporation Chairman, President and Chief Executive Officer.

Third Quarter

Dollars in millions except per share data	Three Months Ended 10/03/2009	Three Months Ended 9/27/2008	Percent Change
Net Sales	$ 454.0	$ 663.1	-31.5%
Gross Margin	$ 166.6	$ 224.7	-25.9%
Gross Margin %	36.7%	33.9%	
SG&A	$ 134.3	$ 191.1	-29.7%
SG&A %	29.6%	28.8%	
Operating Income	$ 32.3	$ 33.6	-4.1%
Operating Income %	7.1%	5.1%	
Net Income attributable to Parent Company	$ 17.6	$ 19.5	-9.6%
Earnings per share attributable to Parent Company – Diluted	$ 0.39	$ 0.44	

Third Quarter Results

- Consolidated net sales decreased $209.2 million or 31.5 percent from the prior year quarter to $454.0 million.
- Gross margins were 2.8 percentage points higher due to increased price realization, lower material costs and cost reduction initiatives partially offset by lower volume.
- Total selling and administrative expenses, including restructuring charges, decreased $56.7 million or 29.7% due to cost control actions, lower volume related costs and improved distribution efficiencies.
- The Corporation's third quarter results included $6.0 million of restructuring and transition costs of which $1.6 million were included in cost of sales. These included $4.1 million of costs associated with shutdown and consolidation of production of three office furniture manufacturing locations and $1.8 million related to restructuring of hearth operations net of a non-operating gain. Included in third quarter 2008 results were $1.5 million of restructuring charges.
- The Corporation estimates additional charges related to various restructuring initiatives will impact pre-tax earnings by an estimated $4.2 million over the remainder of 2009.

Third Quarter – Non-GAAP Financial Measures
(Reconciled with Most Comparable GAAP Financial Measures)

Dollars in millions except per share data	Three Months Ended 10/03/2009						Three Months Ended 9/27/2008					
		Gross Profit		Operating Income		EPS		Gross Profit		Operating Income		EPS
As Reported (GAAP)	$	166.6	$	32.3	$	0.39	$	224.7	$	33.6	$	0.44
% of Net Sales		36.7%		7.1%				33.9%		5.1%		
Restructuring and impairment	$	1.4	$	5.8	$	0.08		-	$	1.5	$	0.02
Transition costs	$	0.2	$	0.5	$	0.01		-				
Non-operating gains		-	$	(0.3)	$	(0.01)						
Results (non-GAAP)	$	168.2	$	38.2	$	0.47	$	224.7	$	35.1	$	0.46
% of Net Sales		37.1%		8.4%				33.9%		5.3%		

Year-to-Date Results

Consolidated net sales for the first nine months of 2009 decreased $0.6 billion, or 32.5 percent, to $1.2 billion compared to $1.8 billion in the prior year period. Acquisitions added $10 million or 0.6 percentage points of sales. Gross margins increased to 33.9 percent compared to 33.6 percent last year. Operating income was $16.5 million compared to $69.1 million in the prior year period. Earnings per share decreased to $0.10 per diluted share compared to $0.83 per diluted share last year.

Cash flow from operations for the first nine months of 2009 was $135.9 million compared to $104.6 million in the same period last year. The increase was driven by strong working capital management offset partially by lower earnings. Capital expenditures were $10.9 million in 2009 compared to $54.6 million in 2008. The Corporation reduced total debt $119 million during the first nine months of 2009 using cash flow from operations and proceeds from the sale of long-term investments.

Office Furniture

Dollars in millions	Three Months Ended				Percent Change
	10/03/2009		9/27/2008		
Sales	$	379.9	$	560.7	-32.2%
Operating Profit	$	38.1	$	39.5	-3.6%
Operating Profit %		10.0%		7.0%	

Office Furniture Third Quarter – Non-GAAP Financial Measures
(Reconciled with Most Comparable GAAP Financial Measures)

Dollars in millions	Three Months Ended				Percent Change
	10/03/2009		9/27/2008		
Operating Profit as Reported (GAAP)	$	38.1	$	39.5	-3.6%
% of Net Sales		10.0%		7.0%	
Restructuring and impairment	$	3.8	$	1.1	
Transition costs	$	0.4		-	
Operating profit (non-GAAP)	$	42.2	$	40.6	4.1%
% of Net Sales		11.1%		7.2%	

- Third quarter sales for the office furniture segment decreased $180.7 million. The decrease was driven by substantial weakness in both the supplies-driven and contract channels.
- Operating profit decreased $1.4 million. Operating profit was negatively impacted by lower volume and increased restructuring and transition costs partially offset by price realization, lower input costs and cost control initiatives.

Hearth Products

Dollars in millions	Three Months Ended 10/03/2009	Three Months Ended 9/27/2008	Percent Change
Sales	$ 74.0	$ 102.5	-27.7%
Operating Profit	$ 1.8	$ 3.7	-51.1%
Operating Profit %	2.5%	3.6%	

Hearth Products Third Quarter – Non-GAAP Financial Measures
(Reconciled with Most Comparable GAAP Financial Measures)

Dollars in millions	Three Months Ended 10/03/2009	Three Months Ended 9/27/2008	Percent Change
Operating Profit as Reported (GAAP)	$ 1.8	$ 3.7	-51.1%
% of Net Sales	2.5%	3.6%	
Restructuring and impairment	$ 2.1	$ 0.4	
Transition costs	$ 0.1	-	
Non-operating gains	$ (0.3)	-	
Operating profit (non-GAAP)	$ 3.6	$ 4.1	-12.3%
% of Net Sales	4.9%	4.0%	

- Third quarter sales for the hearth products segment decreased $28.4 million driven by significant declines in both the new construction and remodel-retrofit channels.
- Third quarter operating profit decreased $1.9 million. Operating profit was negatively impacted due to lower volume and higher restructuring expenses partially offset by cost reduction initiatives, lower incentive based compensation costs and a non-operating gain related to the sale of a building.

Outlook

"We continue to face uncertain and challenging market conditions. Our third quarter results benefited from relatively strong seasonal office furniture demand, primarily driven by government and education customers. We expect seasonal demand to dissipate in the fourth quarter, resulting in revenue below third quarter levels. Seasonality aside, we believe demand has generally stabilized. We remain excited about the future given our ongoing cost reset actions and aggressive efforts to improve our competitive position," said Mr. Askren.

The Corporation remains focused on creating long-term shareholder value by growing its business through investment in building brands, product solutions and selling models, enhancing its strong member-owner culture and remaining focused on its long-standing rapid continuous improvement programs to build best total cost and a lean enterprise.

Conference Call
HNI Corporation will host a conference call on Thursday, October 22, 2009 at 10:00 a.m. (Central) to discuss third quarter results. To participate, call the conference call line at 1-800-230-1951. A replay of the conference call will be available until Thursday, October 29, 2009, 11:59 p.m. (Central). To access this replay, dial 1-800-475-6701 – Access Code: 117729. A link to the simultaneous webcast can be found on the Corporation's website at www.hnicorp.com.

Non-GAAP Financial Measures
This earnings release contains certain non-GAAP financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance that excludes or includes amounts different than the most directly comparable measure calculated and presented in accordance with GAAP in the statements of income, balance sheets or statements of cash flow of the company. Pursuant to the requirements of Regulation G, the Corporation has provided a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measure.

The non-GAAP financial measures used within this earnings release are: gross profit, operating income, operating profit and net income per diluted share (i.e., EPS), excluding restructuring and impairment charges, non-operating gains and transition costs. These measures are presented because management uses this information to monitor and evaluate financial results and trends. Management believes this information is also useful for investors.

HNI Corporation is a NYSE traded company (ticker symbol: HNI) providing products and solutions for the home and workplace environments. HNI Corporation is the second largest office furniture manufacturer in the world and is also the nation's leading manufacturer and marketer of gas- and wood-burning fireplaces. The Corporation's strong brands, including HON®, Allsteel®, Gunlocke®, Paoli®, Maxon®, Lamex®, HBF® , Heatilator®, Heat & Glo™, Quadra-Fire® and Harman Stove™ have leading positions in their markets. HNI Corporation is committed to maintaining its long-standing corporate values of integrity, financial soundness and a culture of service and responsiveness. More information can be found on the Corporation's website at www.hnicorp.com.

Statements in this release that are not strictly historical, including statements as to plans, outlook, objectives and future financial performance, are "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "anticipate," "believe," "could," "confident," "estimate," "expect," "forecast," "hope," "intend," "likely," "may," "plan," "possible," "potential," "predict," "project," "should," "will," "would" and variations of such words and similar expressions identify forward-looking statements. Forward-looking statements involve known and unknown risks, which may cause the Corporation's actual results in the future to differ materially from expected results. These risks include, without limitation: the Corporation's ability to realize financial benefits from its (a) price increases, (b) cost containment and business simplification initiatives for the entire Corporation, (c) investments in strategic acquisitions, new products and brand building, (d) investments in distribution and rapid continuous improvement, (e) ability to maintain its effective tax rate, and (f) consolidation and logistical realignment initiatives; uncertainty related to the availability of cash and credit, and the terms and interest rates on which credit would be available, to fund operations and future growth; lower than expected demand for the Corporation's products due to uncertain political and economic conditions, including the recent credit crisis, slow or negative growth rates in global and domestic economies and the protracted decline in the domestic housing market; lower industry growth than expected; major disruptions at key facilities or in the supply of any key raw materials, components or finished goods; uncertainty related to disruptions of business by terrorism, military action, epidemic, acts of God or other Force Majeure events; competitive pricing pressure from foreign and domestic competitors; higher than expected costs and lower than expected supplies of materials (including steel and petroleum based materials); higher than expected costs for energy and fuel; changes in the mix of products sold and of customers purchasing; relationships with distribution channel partners, including the financial viability of distributors and dealers; restrictions imposed by the terms of the Corporation's revolving credit facility, term loan credit agreement and note purchase agreement; currency fluctuations and other factors described in the Corporation's annual and quarterly reports filed with the Securities and Exchange Commission on Forms 10-K and 10-Q. The Corporation undertakes no obligation to update, amend or clarify forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

###

HNI CORPORATION

Unaudited Condensed Consolidated Statement of Operations

	Three Months Ended		Nine Months Ended	
(Dollars in thousands, except per share data)	Oct. 3, 2009	Sep.27, 2008	Oct. 3, 2009	Sep. 27, 2008
Net sales	$ 453,956	$ 663,141	$ 1,242,612	$ 1,839,638
Cost of products sold	287,352	438,423	821,792	1,221,439
Gross profit	166,604	224,718	420,820	618,199
Selling and administrative expenses	129,897	189,577	390,920	544,805
Restructuring and impairment charges	4,440	1,497	13,403	4,344
Operating income	32,267	33,644	16,497	69,050
Interest income	51	208	311	846
Interest expense	3,167	4,245	9,414	12,481
Earnings before income taxes	29,151	29,607	7,394	57,415
Income taxes	11,441	10,107	2,944	20,382
Net income	17,710	19,500	4,450	37,033
Less: Net income attributable to the noncontrolling interest	96	11	119	98
Net income attributable to Parent Company	$ 17,614	$ 19,489	$ 4,331	$ 36,935
Net income attributable to Parent Company common shareholders - basic	$ 0.39	$ 0.44	$ 0.10	$ 0.83
Average number of common shares outstanding – basic	44,994,399	44,213,017	44,833,711	44,327,939
Net income attributable to Parent Company common shareholders - diluted	$ 0.39	$ 0.44	$ 0.10	$ 0.83
Average number of common shares outstanding - diluted	45,598,155	44,340,220	45,272,912	44,453,445

Unaudited Condensed Consolidated Balance Sheet

Assets

	As of			**Liabilities and Shareholders' Equity**	As of	
(Dollars in thousands)	Oct. 3, 2009	Jan. 3, 2009			Oct. 3, 2009	Jan. 3, 2009
Cash and cash equivalents	$ 45,968	$ 39,538		Accounts payable and accrued expenses	$ 300,301	$ 313,431
Short-term investments	8,151	9,750				
Receivables	187,916	238,327		Note payable and current maturities of long-term debt	2,374	54,494
Inventories	67,011	84,290				
Deferred income taxes	20,022	16,313		Current maturities of other long-term obligations	478	5,700
Prepaid expenses and other current assets	19,128	29,623				
Current assets	348,196	417,841		Current liabilities	303,153	373,625
				Long-term debt	200,000	267,300
				Capital lease obligations	1	43
Property and equipment - net	272,190	315,606		Other long-term liabilities	50,557	50,399
Goodwill	267,865	268,392		Deferred income taxes	33,565	25,271
Other assets	136,133	163,790				
				Parent Company shareholders' equity	436,770	448,833
				Noncontrolling interest	338	158
				Shareholders' equity	437,108	448,991
				Total liabilities and		
Total assets	$ 1,024,384	$ 1,165,629		shareholders' equity	$ 1,024,384	$ 1,165,629

Unaudited Condensed Consolidated Statement of Cash Flows

	Nine Months Ended	
(Dollars in thousands)	Oct. 3, 2009	Sep. 27, 2008
Net cash flows from (to) operating activities	$ 135,921	$ 104,598
Net cash flows from (to) investing activities:		
Capital expenditures	(10,874)	(54,590)
Acquisition spending	(500)	(75,479)
Other	28,931	2,986
Net cash flows from (to) financing activities	(147,048)	15,832
Net increase (decrease) in cash and cash equivalents	6,430	(6,653)
Cash and cash equivalents at beginning of period	39,538	33,881
Cash and cash equivalents at end of period	$ 45,968	$ 27,228

Unaudited Business Segment Data

	Three Months Ended		Nine Months Ended	
(Dollars in thousands)	Oct. 3, 2009	Sep. 27, 2008	Oct. 3, 2009	Sep. 27, 2008
Net sales:				
Office furniture	$ 379,913	$ 560,661	$ 1,041,747	$ 1,541,207
Hearth products	74,043	102,480	200,865	298,431
	$ 453,956	$ 663,141	$ 1,242,612	$ 1,839,638
Operating profit (loss):				
Office furniture (1)				
Operations before restructuring and impairment charges	$ 41,048	$ 40,583	$ 64,001	$ 92,327
Restructuring and impairment charges	(2,954)	(1,072)	(8,451)	(3,943)
Office furniture - net	38,094	39,511	55,550	88,384
Hearth products				
Operations before restructuring and impairment charges	3,305	4,148	(13,731)	2,843
Restructuring and impairment charges	(1,486)	(425)	(4,952)	(401)
Hearth products - net	1,819	3,723	(18,683)	2,442
Total operating profit	39,913	43,234	36,867	90,826
Unallocated corporate expense	(10,908)	(13,644)	(29,653)	(33,562)
Income before income taxes	$ 29,005	$ 29,590	$ 7,214	$ 57,264
Depreciation and amortization expense:				
Office furniture	$ 12,958	$ 12,936	$ 39,857	$ 37,583
Hearth products	4,237	3,785	13,117	11,479
General corporate	738	1,121	2,741	3,345
	$ 17,933	$ 17,842	$ 55,715	$ 52,407
Capital expenditures – net:				
Office furniture	$ 2,498	$ 15,125	$ 8,227	$ 44,973
Hearth products	537	3,163	2,237	8,350
General corporate	86	363	410	1,267
	$ 3,121	$ 18,651	$ 10,874	$ 54,590

	As of	As of
	Oct. 3, 2009	Sep. 27, 2008
Identifiable assets:		
Office furniture	$ 631,369	$ 828,095
Hearth products	309,219	340,467
General corporate	83,796	107,638
	$ 1,024,384	$ 1,276,200

(1) Includes noncontrolling interest